

December 9, 2024

Fen Ye
Chairlady and Director
Lixiang Education Holding Co. Ltd.
No. 818 Hua Yuan Street
Liandu District, Lishui City, Zhejiang Province, 323000
People's Republic of China

> **Re: Lixiang Education Holding Co. Ltd.**
> **Registration Statement on Form F-1**
> **Filed November 29, 2024**
> **File No. 333-283524**

Dear Fen Ye:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Cara Wirth at 202-551-7127 with any questions.

      Sincerely,

      Division of Corporation Finance
      Office of Trade & Services

cc: Stephanie Tang